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                             April 27, 2023

       Robert Barrow
       Chief Executive Officer
       Mind Medicine (MindMed) Inc.
       One World Trade Center
       Suite 8500
       New York, New York 10007

                                                        Re: Mind Medicine
(MindMed) Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A and DEFA 14A
                                                            Filed April 18,
2023
                                                            File No. 001-40360

       Dear Robert Barrow:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 18, 2023

       General

   1. Please mark as preliminary your proxy statement and form of proxy. See Rule 14a-
                                                        6(e)(1).
       Question and Answers about the Annual Meeting, page 7

   2. We note the following disclosure on page 9: "[i]n order for FCM to validly nominate candidates for the
Board, FCM must comply with the applicable requirements of Rule
                                                        14a-19 of the
Securities and Exchange Act of 1934.... ." Please clarify, as the Rule 14a-19 requirements do not
implicate whether a nomination is valid. It is our understanding that state law and the
company's governing documents are controlling on that question.
                                                        Additionally, please
correct the cite to "Securities Exchange Act of 1934."
 Robert Barrow
FirstName   LastNameRobert  Barrow
Mind Medicine    (MindMed) Inc.
Comapany
April       NameMind Medicine (MindMed) Inc.
       27, 2023
April 227, 2023 Page 2
Page
FirstName LastName
3. Please disclose here and elsewhere whether there are any deficiencies in FCM's attempted compliance with the FCM Nomination Requirements. Alternatively, please remove related disclosure throughout the proxy statement and the proxy card so as not to incorrectly imply that the validity of the nominations is in doubt.
4. We note the reference in the table on page 11 to abstentions being "NOT APPLICABLE"
         to Proposal 2. However, "ABSTAIN" is in fact a voting option for that proposal, and an abstention would appear to have the equivalent effect of a vote against given the vote required for approval. Please revise the disclosure accordingly, or advise.
5. We note the following disclosure on page 15: "In the event an overvote (i.e., voting 'FOR'
         with respect to more than six nominees on Proposal 1) occurs on a WHITE universal proxy card or WHITE voting instruction form (an 'Overvote Proxy Card'), the votes submitted on such Overvote Proxy Card will first be cast 'FOR' all of the Board's nominees selected on such Overvote Proxy Card. If fewer than six Board nominees were selected on such Overvote Proxy Card, then (after the votes 'FOR' the Board's nominees are first cast), the Company will have discretion to determine which of the FCM nominees selected on the Overvote Proxy Card will receive a vote." Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable Canadian corporate law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.
6. Please disclose the total expenditures to date as required by Item 4(b)(4) of Schedule
         14A. See Instruction 1 to Item 4.
Background of the Solicitation, page 21

7. We note the disclosure on page 24 that the Board conducted an "independent review of various allegations made by FCM" and the Board "believes that all allegations made by
         FCM, including against members of the Board, are unfounded." Please describe the various allegations made by FCM and the findings by independent outside counsel.
8. We note the disclosure on page 21 that Dr. Scott Freeman was "a co-founder of Savant
         HWP Inc. ("Savant"), a predecessor of MindMed, where he served as Chief Medcial
         Officer from July 23, 2019 until his separation from Savant on August 31, 2020."
         Furthermore, we note the disclosure on page 28 of the F-10/A filed April 9, 2021 stating that "Dr. Freeman resigned as Chief Medical Officer of the Corporation on August 31,
         2020." Please revise to clarify that Dr. Freeman was Chief Medical Officer of MindMed, or advise.
Executive Compensation, page 50

9. We note the disclosure in the Summary Compensation Table of the $358,411 and
         $175,000 non-equity incentive plan compensation in 2021 for Mr. Barrow and Dr. Karlin,
 Robert Barrow
Mind Medicine (MindMed) Inc.
April 27, 2023
Page 3
         respectively. Additionally, we note the disclosure in last year's Proxy Statement that such payments constituted a "Bonus." Please tell us, with a view towards revised disclosure, the reasons for the change in categorization of such compensation. See
Item 8 of Schedule
         14(a) and Item 402(e)(1) of Regulation S-K.
DEFA14A filed April 18, 2023

General

10. We note the statement indicating that FCM's solicitation is an attempt to take control of the company without paying stockholders a control premium. We are unaware of any legal requirement that obligates a non-management party to pay a control premium for any proxy solicitation undertaken in compliance with Exchange Act Section 14(a) and
         Regulation 14A seeking a shareholder's proxy to elect such party's nominees. Please refrain from creating the impression that a "premium" is legally or otherwise required given the prohibition in Exchange Act Rule 14a-9 with respect to omissions of material fact necessary in order to make the statement not false or misleading in light of the circumstances in which it is made.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at
(202) 551-8094.



FirstName LastNameRobert Barrow                               Sincerely,
Comapany NameMind Medicine (MindMed) Inc.
                                                              Division of
Corporation Finance
April 27, 2023 Page 3                                         Office of Mergers
& Acquisitions
FirstName LastName